FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated October 26, 2010 entitled, "CN reports Q3-2010 net income of C$556 million, or C$1.19 per diluted share. Supply chain collaboration focus helps drive increased grain, coal and intermodal traffic.”

Item 1

North America’s Railroad
NEWS RELEASE

CN reports Q3-2010 net income of C$556 million,
or C$1.19 per diluted share

Supply chain collaboration focus helps drive
 increased grain, coal and intermodal traffic

MONTREAL, Oct. 26, 2010 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2010.

Third-quarter 2010 highlights
•	Net income increased by 21 per cent to C$556 million.
•	Diluted earnings per share (EPS) of C$1.19 increased by 23 per cent over reported diluted third-quarter 2009 EPS, and by 27 per cent over adjusted diluted EPS for the same period of last year. (1)
•	Revenues grew by 15 per cent to C$2,122 million, while carloadings increased 18 per cent, and revenue ton-miles rose nine per cent.
•	Operating income increased by 21 per cent to C$834 million.
•	Operating ratio improved by two points to 60.7 per cent.
•	Nine-month free cash flow totalled C$938 million, up from C$657 million generated during the comparable period of 2009. (1)

Claude Mongeau, president and chief executive officer, said: “CN had very strong results, posting increased third-quarter net income driven by solid revenue growth, effective cost control and improved productivity. Greater freight volumes in almost all markets reflected the continued recovery in North American and global economies.

“CN’s impressive performance is more than an economic recovery story. We are starting to see dividends from our new supply chain initiatives, which are designed to help our customers grow their business and position CN to handle a greater amount of that traffic. Since the beginning of the year, we’ve innovated on a number of fronts, ranging from scheduled grain service in Western Canada, to collaboration agreements with Canada’s major ports and level of service pacts with terminal operators, to a new end-to-end supply chain focus on Western Canada export coal traffic.

“There are some encouraging signs. During the first nine months of 2010, Canadian grain volumes approached a level not seen since the 1996/1997 Canadian bumper crop-year. Overseas intermodal traffic reached a record high for the nine-month 2010 period – up 25 per cent from 2009.  And Canadian coal traffic increased by a full 75 per cent from the comparable nine-month period of 2009.

“Looking forward, CN is convinced that deeper customer engagement and supply chain innovation will deliver value to customers and help CN create value for its shareholders.”

Net income for the first nine months of 2010 was C$1,601 million, or C$3.39 per diluted share, up from C$1,272 million, or C$2.69 per diluted share, for the comparable period of 2009.

Adjusted net income for the first nine months of 2010 was C$1,470 million, or C$3.11 per diluted share, compared with adjusted net income of C$1,109 million, or C$2.34 per diluted share, for the comparable period of 2009. (1)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s 2010 third-quarter and first-nine-month net income would have been higher by C$15 million, or C$0.03 per diluted share, and C$91 million, or C$0.19 per diluted share, respectively. (1)

Third-quarter 2010 revenues, traffic volumes and expenses
The 15 per cent rise in third-quarter revenues mainly resulted from significantly higher freight volumes in almost all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for coal (28 per cent), metals and minerals (24 per cent), automotive (22 per cent), intermodal (19 per cent), petroleum and chemicals (10 per cent), grain and fertilizers (seven per cent), and forest products (four per cent).

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased nine per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by five per cent, largely owing to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Operating expenses for the third quarter of 2010 increased by 11 per cent, largely because of higher fuel costs, higher casualty and other expenses, and increased labor and fringe benefits expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses.

2010 outlook (2)
CN remains comfortable with the financial guidance it issued on July 22, 2010. The Company believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24. CN also expects to achieve free cash flow for 2010 in the range of C$1.1 billion. The free cash flow outlook is based on the Company’s year-to-date performance, including proceeds from a Toronto rail-line sale in the first quarter, lower cash taxes, and additional voluntary pension plan contributions of C$300 million to improve the CN Pension Plan’s funded status.

1) See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.

2) See Forward-Looking Statements below for a summary of the key assumptions and risks regarding CN’s 2010 outlook.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN remains comfortable with the 2010 outlook it announced on July 22, 2010, in the Company’s second-quarter financial results news release.

CN believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24. In addition, CN expects to achieve free cash flow for 2010 in the range of C$1.1 billion. This current outlook is based on the following assumptions: 2010 North American industrial production increasing in the range of five per cent; U.S. housing starts to be about 675,000 units; CN carload growth, in percentage terms, in the mid-teens, along with Company pricing improvement of about 3.5 per cent; a Canadian-U.S. exchange rate for 2010 in the range of C$0.95 to par; the price of crude oil (West Texas Intermediate) to be in the range of US$75 to US$80 per barrel; and investment of approximately C$1.6 billion in Company capital programs. In addition, CN expects that U.S. motor vehicle sales will be approximately 11.5 million units for 2010. Although the Company anticipates the 2010/2011 Canadian grain crop will be below the five-year average, its impact on 2010 results is expected to be modest. CN is also assuming a strong U.S. crop, and has benefited from a good carry-over stock from the 2009/2010 Canadian grain crop.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2010	2009	2010	2009
	(Unaudited)
Revenues	$2,122	$1,845	$6,180	$5,485

Operating expenses
Labor and fringe benefits	437	416	1,321	1,283
Purchased services and material	246	227	754	771
Fuel	249	205	757	586
Depreciation and amortization	204	191	614	593
Equipment rents	61	66	181	218
Casualty and other	91	51	303	281
Total operating expenses	1,288	1,156	3,930	3,732

Operating income	834	689	2,250	1,753

Interest expense	(90)	(97)	(273)	(317)
Other income (Note 2)	24	21	200	191
Income before income taxes	768	613	2,177	1,627

Income tax expense (Note 6)	(212)	(152)	(576)	(355)
Net income	$556	$461	$1,601	$1,272

Earnings per share (Note 9)
Basic	$1.20	$0.98	$3.42	$2.71
Diluted	$1.19	$0.97	$3.39	$2.69

Weighted-average number of shares
Basic	464.6	469.4	468.1	468.8
Diluted	468.4	473.8	471.9	473.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	September 30	December 31	September 30
	2010	2009	2009
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$548	$352	$233
Accounts receivable (Note 3)	810	797	849
Material and supplies	271	170	237
Deferred income taxes	55	105	70
Other	127	66	60
	1,811	1,490	1,449

Properties	22,646	22,630	22,454
Intangible and other assets	1,571	1,056	1,849

Total assets	$26,028	$25,176	$25,752

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,193	$1,167	$1,159
Current portion of long-term debt	109	70	89
	1,302	1,237	1,248

Deferred income taxes	5,442	5,119	5,363
Other liabilities and deferred credits	1,310	1,196	1,227
Long-term debt	6,117	6,391	6,511

Shareholders' equity:
Common shares	4,270	4,266	4,239
Accumulated other comprehensive loss	(973)	(948)	(288)
Retained earnings	8,560	7,915	7,452
	11,857	11,233	11,403

Total liabilities and shareholders' equity	$26,028	$25,176	$25,752
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

Three months ended			Nine months ended
September 30			September 30
	2010	2009	2010	2009
(Unaudited)
Common shares (1)
Balance, beginning of period	$4,275	$4,203	$4,266	$4,179
Stock options exercised and other	30	36	109	60
Share repurchase program (Note 3)	(35)	-	(105)	-
Balance, end of period	$4,270	$4,239	$4,270	$4,239

Accumulated other comprehensive loss
Balance, beginning of period	$(929)	$(207)	$(948)	$(155)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(208)	(552)	(129)	(884)
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	202	541	122	863
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	1	1	2	2
Amortization of net actuarial loss included in net
periodic benefit cost (income)	1	-	2	1
Derivative instruments	-	-	(1)	-
Other comprehensive loss before income taxes	(4)	(10)	(4)	(18)
Income tax expense	(40)	(71)	(21)	(115)
Other comprehensive loss	(44)	(81)	(25)	(133)
Balance, end of period	$(973)	$(288)	$(973)	$(288)

Retained earnings
Balance, beginning of period	$8,331	$7,110	$7,915	$6,535
Net income	556	461	1,601	1,272
Share repurchase program (Note 3)	(202)	-	(578)	-
Dividends	(125)	(119)	(378)	(355)
Balance, end of period	$8,560	$7,452	$8,560	$7,452
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2010, the Company issued 0.8 million and 2.9 million common shares, respectively, as a result of stock options exercised and repurchased 3.8 million and 11.5 million common shares, respectively, under its current share repurchase program. At September 30, 2010, the Company had 462.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	(Unaudited)
Operating activities
Net income	$556	$461	$1,601	$1,272
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	204	191	614	593
Deferred income taxes	233	96	344	146
Gain on disposal of property (Note 2)	-	-	(152)	(157)
Other changes in:
Accounts receivable	(35)	(31)	(22)	(2)
Material and supplies	(18)	16	(102)	(33)
Accounts payable and other	(187)	(51)	12	(192)
Other current assets	13	45	25	86
Other	(278)	(77)	(376)	(113)
Cash provided from operating activities	488	650	1,944	1,600

Investing activities
Property additions	(389)	(342)	(824)	(838)
Acquisitions, net of cash acquired (Note 2)	-	-	-	(373)
Disposal of property (Note 2)	-	7	167	157
Other, net	3	13	21	50
Cash used by investing activities	(386)	(322)	(636)	(1,004)

Financing activities
Issuance of long-term debt	-	185	-	1,625
Reduction of long-term debt	(118)	(611)	(158)	(2,070)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	27	34	101	49
Repurchase of common shares	(237)	-	(683)	-
Dividends paid	(125)	(119)	(378)	(355)
Cash used by financing activities	(453)	(511)	(1,118)	(751)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	3	(15)	6	(25)
Net increase (decrease) in cash and cash equivalents	(348)	(198)	196	(180)
Cash and cash equivalents, beginning of period	896	431	352	413
Cash and cash equivalents, end of period	$548	$233	$548	$233

Supplemental cash flow information
Net cash receipts from customers and other	$2,053	$1,802	$6,203	$5,540
Net cash payments for:
Employee services, suppliers and other expenses	(1,041)	(930)	(3,349)	(3,270)
Interest	(92)	(107)	(264)	(306)
Personal injury and other claims	(16)	(21)	(47)	(86)
Pensions	(307)	(57)	(413)	(85)
Income taxes	(109)	(37)	(186)	(193)
Cash provided from operating activities	$488	$650	$1,944	$1,600
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2010, December 31, 2009, and September 30, 2009, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2010 and 2009.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2009 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2009 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. As at September 30, 2010, a minimal amount remained in escrow. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (Cdn$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax) were expensed and reported in Casualty and other in the Consolidated Statement of Income in the first half of 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 3 - Financing activities

Revolving credit facility
As at September 30, 2010, the Company had letters of credit drawn on its US$1 billion revolving credit facility, expiring in October 2011, of $438 million ($421 million as at December 31, 2009). As at September 30, 2010, the Company had no outstanding borrowings under its revolving credit facility or commercial paper program (nil as at December 31, 2009).

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program.
As at September 30, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

Share repurchase program
In January 2010, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the 2010 activity under the current share repurchase program:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Number of common shares repurchased (millions) (1)	3.8	11.5
Weighted-average price per share	$62.26	$59.35
Amount of repurchase (millions)	$237	$683
(1) Includes common shares purchased pursuant to private agreements between the Company and arm’s-length third-party sellers.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. The following table provides the total compensation expense for awards under all plans that was recorded, as well as the related total tax benefits recognized in income, for the three and nine months ended September 30, 2010 and 2009.

	Three months ended September 30		Nine months ended September 30
In millions	2010	2009	2010	2009

Cash settled awards
Restricted share unit plan	$22	$14	$61	$31
Voluntary Incentive Deferral Plan (VIDP)	9	10	15	24
	31	24	76	55
Stock option awards	3	2	8	11
Total compensation expense	$34	$26	$84	$66

Total tax benefit recognized in income	$8	$8	$21	$19

Cash settled awards
Following approval by the Board of Directors in January 2010, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at September 30, 2010, 0.2 million RSUs remained authorized for future grant under this plan.

The following table provides the 2010 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted	0.5	-	-	-
Vested during year	-	-	-	0.1
Payout	-	(0.7)	-	(0.2)
Outstanding at September 30, 2010	2.0	-	-	1.5

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)	Total
						2003
Year of grant	2010	2009	2008	2007	2006	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Nine months ended September 30, 2010	$9	$29	$23	$-	N/A	$15	$76
Nine months ended September 30, 2009	N/A	$18	$4	$11	$(2)	$24	$55

Liability outstanding
September 30, 2010	$9	$42	$34	$-	N/A	$100	$185
December 31, 2009	N/A	$13	$11	$38	N/A	$102	$164

Fair value per unit
September 30, 2010 ($)	$44.17	$62.94	$65.45	N/A	N/A	$65.80	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2010	$-	$-	$-	N/A	N/A	$1	$1
Nine months ended September 30, 2009	N/A	$-	$-	$-	N/A	$1	$1

Nonvested awards at September 30, 2010
Unrecognized compensation cost	$13	$12	$1	N/A	N/A	$1	$27
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$65.80	$65.80	$65.80	N/A	N/A	$65.80	N/A
Expected stock price volatility (5)	28%	29%	20%	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.3	1.3	0.3	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.41%	1.26%	0.87%	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.08	$1.08	$1.08	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at September 30, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2010, the Company has granted 0.7 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2010, 11.6 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2010, including conventional and performance-accelerated options, was 7.2 million and 2.2 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2010. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2010 at the Company’s closing stock price of $65.80.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98
Granted	0.7	$54.75
Exercised	(2.9)	$25.49
Outstanding at September 30, 2010 (1)	9.4	$34.15	4.5	$295
Exercisable at September 30, 2010 (1)	7.1	$30.31	3.3	$251
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2010	$4	$2	$1	$1	$-	N/A	$8
Nine months ended September 30, 2009	N/A	$8	$1	$1	$1	$-	$11

Fair value per unit
At grant date ($)	$13.09	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2010	$-	$4	$3	$3	$3	$-	$13
Nine months ended September 30, 2009	N/A	$-	$3	$3	$3	$3	$12

Nonvested awards at September 30, 2010
Unrecognized compensation cost	$5	$4	$2	$-	$-	$-	$11
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$54.75	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.45%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and nine months ended September 30, 2010 and 2009, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009
Service cost	$27	$21	$80	$65
Interest cost	209	222	627	665
Expected return on plan assets	(253)	(252)	(757)	(756)
Recognized net actuarial loss	1	1	3	4
Net periodic benefit (income)	$(16)	$(8)	$(47)	$(22)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009
Service cost	$1	$-	$3	$2
Interest cost	3	4	11	12
Curtailment gain	-	-	-	(3)
Amortization of prior service cost	1	1	2	2
Recognized net actuarial gain	-	(1)	(1)	(3)
Net periodic benefit cost	$5	$4	$15	$10

In 2010, the Company expects to make contributions of approximately $430 million for all its pension plans, including its defined contribution plans. Of the $430 million, $300 million represents additional voluntary contributions made to strengthen the financial position of the Company’s main pension plan, the CN Pension Plan, and the remainder mainly represents current service costs. As of September 30, 2010, the Company has contributed $413 million to its pension plans.
Additional information relating to the plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2009 Annual Consolidated Financial Statements.

Note 6 – Income taxes

The Company recorded income tax expense of $212 million for the three months ended September 30, 2010 and $576 million for the nine months ended September 30, 2010, compared to $152 million and $355 million, respectively, for the same periods in 2009. Included in the 2009 figures was a deferred income tax recovery of $58 million, of which $15 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million, recorded in the second quarter, resulted from the recapitalization of a foreign investment.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 - Major commitments and contingencies

A. Commitments
As at September 30, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $888 million ($854 million as at December 31, 2009). In addition, the Company has commitments in relation to the EJ&E acquisition to spend, over the next two years, approximately US$100 million for railroad infrastructure improvements and over US$60 million, over the next four years, under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional conditions imposed by the Surface Transportation Board (STB). The Company also has agreements with fuel suppliers to purchase approximately 87% of the estimated remaining 2010 volume, 48% of its anticipated 2011 volume, 32% of its anticipated 2012 volume, 26% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm for occupational and non-occupational disease claims. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2010, the Company had aggregate reserves for personal injury and other claims of $367 million, of which $85 million was recorded as a current liability ($344 million as at December 31, 2009, of which $106 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at September 30, 2010, the Company had aggregate accruals for environmental costs of $161 million, of which $33 million was recorded as a current liability ($103 million as at December 31, 2009, of which $38 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In the third quarter of 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be mostly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2010, the maximum exposure in respect of these guarantees was $214 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2010, the maximum potential liability under these guarantees was $489 million, of which $426 million was for workers’ compensation and other employee benefits and $63 million was for equipment under leases and other. Of the $489 million of letters of credit and surety and other bonds, $438 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at September 30, 2010, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 8 – Financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2010 and December 31, 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$25	$116	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,226	$7,464	$6,461	$7,152

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2010	2009	2010	2009

Net income	$556	$461	$1,601	$1,272

Weighted-average shares outstanding	464.6	469.4	468.1	468.8
Effect of stock options	3.8	4.4	3.8	4.3
Weighted-average diluted shares outstanding	468.4	473.8	471.9	473.1

Basic earnings per share	$1.20	$0.98	$3.42	$2.71
Diluted earnings per share	$1.19	$0.97	$3.39	$2.69

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was nil for both the three and nine months ended September 30, 2010, and  0.1 million and  0.5 million, respectively, for the corresponding periods in 2009.

Note 10 – Comparative figures

Certain figures previously reported in 2009 have been reclassified to conform with the basis of presentation adopted in 2010.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,887	1,656	5,521	4,953
Gross ton miles (GTM) (millions)	84,287	77,817	253,406	225,930
Revenue ton miles (RTM) (millions)	43,990	40,487	132,646	118,043
Carloads (thousands)	1,216	1,032	3,506	2,914
Route miles (includes Canada and the U.S.)	20,813	21,104	20,813	21,104
Employees (end of period)	22,163	21,579	22,163	21,579
Employees (average for the period)	22,141	21,610	21,880	21,899

Productivity

Operating ratio (%)	60.7	62.7	63.6	68.0
Rail freight revenue per RTM (cents)	4.29	4.09	4.16	4.20
Rail freight revenue per carload ($)	1,552	1,605	1,575	1,700
Operating expenses per GTM (cents)	1.53	1.49	1.55	1.65
Labor and fringe benefits expense per GTM (cents)	0.52	0.53	0.52	0.57
GTMs per average number of employees (thousands)	3,807	3,601	11,582	10,317
Diesel fuel consumed (US gallons in millions)	85.9	79.2	264.5	243.8
Average fuel price ($/US gallon)	2.56	2.36	2.57	2.21
GTMs per US gallon of fuel consumed	981	983	958	927

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.82	2.10	1.70	1.68
Accident rate per million train miles (2)	2.16	1.98	1.94	1.94

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	34.4	36.7	34.4	36.7
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2009 comparative figures have been restated in order to be consistent with the 2010 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30					Nine months ended September 30
	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav)	(1)	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav)	(1)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	341	309	10%	14%		991	958	3%	12%
Metals and minerals	227	183	24%	29%		647	539	20%	31%
Forest products	303	291	4%	8%		890	876	2%	11%
Coal	164	128	28%	31%		451	342	32%	39%
Grain and fertilizers	318	298	7%	10%		1,017	985	3%	10%
Intermodal	427	359	19%	20%		1,176	996	18%	21%
Automotive	107	88	22%	26%		349	257	36%	48%
Total rail freight revenues	1,887	1,656	14%	17%		5,521	4,953	11%	19%
Other revenues	235	189	24%	28%		659	532	24%	31%
Total revenues	2,122	1,845	15%	18%		6,180	5,485	13%	20%

Revenue ton miles (millions)
Petroleum and chemicals	7,696	7,470	3%	3%		23,240	22,111	5%	5%
Metals and minerals	4,301	3,422	26%	26%		12,289	9,487	30%	30%
Forest products	7,245	7,288	(1%)	(1%)		21,881	20,684	6%	6%
Coal	5,381	4,343	24%	24%		14,648	10,629	38%	38%
Grain and fertilizers	9,288	8,971	4%	4%		31,849	29,578	8%	8%
Intermodal	9,497	8,480	12%	12%		26,792	24,064	11%	11%
Automotive	582	513	13%	13%		1,947	1,490	31%	31%
	43,990	40,487	9%	9%		132,646	118,043	12%	12%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.29	4.09	5%	8%		4.16	4.20	(1%)	6%
Commodity groups:
Petroleum and chemicals	4.43	4.14	7%	11%		4.26	4.33	(2%)	7%
Metals and minerals	5.28	5.35	(1%)	3%		5.26	5.68	(7%)	1%
Forest products	4.18	3.99	5%	9%		4.07	4.24	(4%)	4%
Coal	3.05	2.95	3%	6%		3.08	3.22	(4%)	1%
Grain and fertilizers	3.42	3.32	3%	6%		3.19	3.33	(4%)	2%
Intermodal	4.50	4.23	6%	8%		4.39	4.14	6%	9%
Automotive	18.38	17.15	7%	11%		17.93	17.25	4%	13%

Carloads (thousands)
Petroleum and chemicals	141	132	7%	7%		413	385	7%	7%
Metals and minerals	257	189	36%	36%		746	497	50%	50%
Forest products	107	103	4%	4%		317	303	5%	5%
Coal	134	116	16%	16%		376	313	20%	20%
Grain and fertilizers	133	121	10%	10%		415	383	8%	8%
Intermodal	396	333	19%	19%		1,086	925	17%	17%
Automotive	48	38	26%	26%		153	108	42%	42%
	1,216	1,032	18%	18%		3,506	2,914	20%	20%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,552	1,605	(3%)	-		1,575	1,700	(7%)	(1%)
Commodity groups:
Petroleum and chemicals	2,418	2,341	3%	7%		2,400	2,488	(4%)	5%
Metals and minerals	883	968	(9%)	(5%)		867	1,085	(20%)	(13%)
Forest products	2,832	2,825	-	4%		2,808	2,891	(3%)	6%
Coal	1,224	1,103	11%	14%		1,199	1,093	10%	16%
Grain and fertilizers	2,391	2,463	(3%)	-		2,451	2,572	(5%)	2%
Intermodal	1,078	1,078	-	1%		1,083	1,077	1%	3%
Automotive	2,229	2,316	(4%)	-		2,281	2,380	(4%)	5%
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2010, the Company reported adjusted net income of $556 million, or $1.19 per diluted share and $1,470 million, or $3.11 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2010 exclude the gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
For the three and nine months ended September 30, 2009, the Company reported adjusted net income of $446 million, or $0.94 per diluted share and $1,109 million, or $2.34 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2009 exclude a deferred income tax recovery of $15 million ($0.03 per diluted share), which resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The adjusted figures for the nine months ended September 30, 2009 exclude the gain on sale of the Company’s Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share); EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share); and a deferred income tax recovery of $58 million ($0.12 per diluted share), of which $15 million ($0.03 per diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $27 million ($0.06 per diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2010 and 2009, to the adjusted performance measures presented herein.

	Three months ended			Nine months ended
	September 30, 2010			September 30, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,122	$-	$2,122	$6,180	$-	$6,180
Operating expenses	1,288	-	1,288	3,930	-	3,930
Operating income	834	-	834	2,250	-	2,250
Interest expense	(90)	-	(90)	(273)	-	(273)
Other income	24	-	24	200	(152)	48
Income before income taxes	768	-	768	2,177	(152)	2,025
Income tax expense	(212)	-	(212)	(576)	21	(555)
Net income	$556	$-	$556	$1,601	$(131)	$1,470
Operating ratio	60.7%		60.7%	63.6%		63.6%
Basic earnings per share	$1.20	$-	$1.20	$3.42	$(0.28)	$3.14
Diluted earnings per share	$1.19	$-	$1.19	$3.39	$(0.28)	$3.11

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Nine months ended
	September 30, 2009			September 30, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,845	$-	$1,845	$5,485	$-	$5,485
Operating expenses	1,156	-	1,156	3,732	(49)	3,683
Operating income	689	-	689	1,753	49	1,802
Interest expense	(97)	-	(97)	(317)	-	(317)
Other income	21	-	21	191	(157)	34
Income before income taxes	613	-	613	1,627	(108)	1,519
Income tax expense	(152)	(15)	(167)	(355)	(55)	(410)
Net income	$461	$(15)	$446	$1,272	$(163)	$1,109
Operating ratio	62.7%		62.7%	68.0%		67.1%
Basic earnings per share	$0.98	$(0.03)	$0.95	$2.71	$(0.35)	$2.36
Diluted earnings per share	$0.97	$(0.03)	$0.94	$2.69	$(0.35)	$2.34

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the three and nine months ended September 30, 2010 was 1.04 for both periods and 1.10 and 1.17, respectively, for 2009.
On a constant currency basis, the Company’s 2010 third quarter and first nine-month net income would have been higher by $15 million, or $0.03 per diluted share and $91 million, or $0.19 per diluted share, respectively. The following table presents a reconciliation of 2010 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30	September 30
Net income, as reported	$556	$1,601
Add back:
Negative impact due to the strengthening Canadian dollar included in net income	12	61
Add:
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	3	30
Impact of foreign exchange using constant currency rates	15	91
Net income, on a constant currency basis	$571	$1,692

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company utilized $20 million and generated $938 million of free cash flow for the three and nine months ended September 30, 2010, respectively, compared to generated free cash flow of $194 million and $657 million, respectively, for the same periods in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009

Cash provided from operating activities	$488	$650	$1,944	$1,600
Cash used by investing activities	(386)	(322)	(636)	(1,004)
Cash provided before financing activities	102	328	1,308	596

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(125)	(119)	(378)	(355)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	3	(15)	6	(25)
Free cash flow	$(20)	$194	$938	$657

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 26, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel